Mail Stop 0610					October 27, 2005




Mr. David A. Walker
President
Enable IPC Corporation
25030 Avenue Stanford, Suite 240
Valencia, California 91355

Re: Enable IPC Corporation
      Registration statement on Form SB-2
     Amendment no. 1 filed September 30, 2005
     File no. 333-125504

Dear Mr. Walker:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

"If we do not raise additional capital....," page 5

1. We note your response to comments 16-18 and the related revisions in the prospectus and Item 26 of the registration statement. Please provide a detailed analysis concerning why the unregistered sales of securities should not be integrated with the registrant`s proposed public offering. Please include a description of the facts and circumstances of each respective sale. We may have additional comments.


Financial Statements, page 53

3.  Intangible Assets, page F-11

2. Regarding your response to prior comment sixty, please address the applicability of and your compliance with specific paragraphs of
APB 29, SFAS 2, FIN 4, SFAS 5, SFAS 123, SFAS 142, and any other relevant literature. In so doing:

* Please tell us why your "conservative approach" is appropriate, especially as you believe that the fair value of the patent application exceeds the amount your recognized. In this regard, even if "a conservative approach" was appropriate, it is unclear how subsequently recognizing less amortization expense is conservative.
In addition, please clarify why you did not appear to regard the present value of the minimum annual royalty payments as consideration that could have provide a basis for determining the fair value of the patent application.

* Please tell us the business reasons for the minimum annual royalty payments, including the extent to which they served as a financing mechanism, and any circumstances where you would not have to pay them. In addition, please justify your belief that they should not have been recognized as a liability. Furthermore, please tell us whether the present value of the minimum annual royalty payments should have reduced the amount attributed to the stock issued and why

4.  Common Stock, page F-11

3. Please provide us the itemized schedule that you said, in response to prior comment 62, was enclosed, as we do not see where it was enclosed

General

4. We note your responses to comments 3 and 40, however we have not received the requested supplemental information referred to in your correspondence. Please provide this information as soon as practicable. We may have additional comments subsequent to our review.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ibolyla Ignat at (202) 551-3656 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact John L. Krug at (202) 551-3862 or me at (202) 551-3710 with any other questions.

      Sincerely,



      Jeffrey Riedler
      Assistant Director



cc: Cathryn S. Gawne, Esq.

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